UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC. 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.
5301 STEVENS CREEK BOULEVARD
SANTA CLARA, CALIFORNIA 95051

Table of Contents
PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	3

Statements of changes in net assets available for benefits	4

Notes to financial statements	5

SUPPLEMENTAL SCHEDULES REQUIRED BY THE DEPARTMENT OF LABOR

Schedule H, line 4(a) – Schedule of delinquent participant contributions	15

Schedule H, line 4(i) – Schedule of assets (held at end of year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Agilent Technologies, Inc. 401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Campbell, California
June 24, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Agilent Technologies, Inc. 401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2011, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 21, 2012

AGILENT TECHNOLOGIES, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	December 31,
	2012	2011
Assets:
Investments, at fair value	$1,961,599	$1,753,021

Receivables:
Notes receivable from participants	15,308	13,106
Receivable from broker for securities sold	3,174	309

Total receivables	18,482	13,415

Total assets	1,980,081	1,766,436

Liabilities:
Accrued fees payable	94	83
Payable to broker for securities purchased	4,147	476

Total liabilities	4,241	559

Net assets at fair value	1,975,840	1,765,877

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,181)	(8,811)

Net assets available for benefits	$1,963,659	$1,757,066

See accompanying notes.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	Years ended December 31,
	2012	2011
Additions (deductions) to net assets attributed to:
Investment and other income:
Dividends and interest	$44,776	$35,770
Net realized and unrealized appreciation (depreciation) in fair value of investments	182,490	(62,994)

	227,266	(27,224)

Contributions:
Participants'	69,064	70,416
Employer's	24,842	24,143

	93,906	94,559

Total additions	321,172	67,335

Deductions from net assets attributed to withdrawals and distributions	114,579	117,301

Net increase (decrease) prior to transfers	206,593	(49,966)

Transfer of assets to the Plan	-	149,530

Net increase in net assets	206,593	99,564

Net assets available for benefits:
Beginning of year	1,757,066	1,657,502

End of year	$1,963,659	$1,757,066

See accompanying notes.

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General – The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

In June 2012, the Company acquired Dako, a cancer diagnostics company. This acquisition has no effect on the Plan in 2012.

Administration – The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting – The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition – Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes receivable from participants – Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated June 11, 2009. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

The Internal Revenue Service (IRS) has created a five-year determination letter submission cycle for individually-designed plans such as the Agilent Plan. Under this scheme, the Company is required to submit an application for a favorable determination letter once every five years. The Company has filed its most recent request for a determination letter for the Plan with the IRS in January 2013. The letter has been acknowledged as received by the IRS on March 4, 2013 and is currently under review.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Risks and uncertainties – The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for level 2 and level 3 measurements, and for level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012 (Note 3).

Subsequent events – The Plan has evaluated subsequent events through June 24, 2013, which is the date the financial statements were available to be issued.

NOTE 2 - STABLE VALUE FUND

Stable Value Fund – The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Stable Value Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The Plan’s Stable Value Fund is composed primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs) and a traditional investment contract (traditional GIC). Since the Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Traditional GICs are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC. Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value. The fund requires 30 days advance written notice prior to redemption at the Plan level.

The Plan’s GICs consist of the following (in thousands):

As of December 31, 2012:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value (1)	Investment contracts at fair value	Adjustments to contract value (2)
Traditional GIC
Jackson National Life Insurance	AA/A1/AA	$4,664		$4,744	$(80)
Synthetic GICs
Monumental Life Insurance Co.	AA-/A1/AA-	$79,853	$84,526	59	$(4,732)
Natixis Financial Products Inc.	A/A2/A+	67,712	72,110		(4,398)
RGA Reinsurance Co.	AA-/A1/A+	70,638	73,609		(2,971)

Total		$222,867	$230,245	$4,803	$(12,181)
____________________

(1)	Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $18,649,000 as of December 31, 2012.

(2)	Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2011:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value (1)	Investment contracts at fair value	Adjustments to contract value (2)
Synthetic GICs
Bank of America, N.A.	A/A2/A	$29,533	$30,713	46	$(1,225)
Natixis Financial Products Inc.	A+/Aa3/A+	65,616	68,719		(3,103)
JPMorgan Chase Bank	A+/Aa1/AA-	29,561	30,740	173	(1,352)
Monumental Life Insurance Co.	AA-/A1/AA-	65,587	68,695	23	(3,131)

Total		$190,297	$198,867	$242	$(8,811)
____________________

(1)	Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $42,887,000 as of December 31, 2011.

(2)	Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero. Such interest rates are reviewed on a periodic basis for resetting. The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2012	2011
Average yields:
Based on actual earnings	2.60%	2.77%
Based on interest rate credited to participants	2.48%	2.67%

The key factors that could influence future interest crediting rates include, but are not limited to: (1) the Plan’s cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by Plan participants will limit the ability of the Plan to transact at contract value with the issuer. Such events include but are not limited to, the following: (1) the Plan’s failure to qualify under the Internal Revenue Code of 1986, as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

NOTE 3 - FAIR VALUE MEASUREMENTS

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Basis of fair value measurement

Level 1 - Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Bank collective funds: Investments are stated at fair value determined as of the close of regular trading. The index funds and U.S. government securities are valued at the net asset value (NAV) of units held as determined by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

Wrapper contracts: Valued using replacement cost methodology.

Collective trust fund: Valued at the NAV of units held of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds and money market funds: Valued at the NAV of shares held by the Plan at year end.

Common stocks and employer stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2012 and 2011.

Investment Assets at Fair Value as of December 31, 2012

(in thousands)

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$316,885			$316,885
Balanced funds	239,792			239,792
Growth funds	592,122			592,122
Fixed income	201,482			201,482
Other funds	6,466			6,466
Total mutual funds	1,356,747			1,356,747

Common stocks:
Industrial	3,210			3,210
Telecommunications	536			536
Consumer	7,058			7,058
Financial institutions	4,849			4,849
Energy	4,414			4,414
Media	2,388			2,388
Pharmaceuticals	2,734			2,734
Technology	3,397			3,397
Other	1,106			1,106
Total common stocks	29,692			29,692

Bank collective funds:
Index funds		$178,000		178,000
U.S. government securities		60,200		60,200
Guaranteed investment contract		230,245		230,245
Wrapper contracts			$4,803	4,803
Total bank collective funds		468,445	4,803	473,248

Collective trust fund		30,489		30,489
Employer stock	51,016			51,016
Money market funds	20,407			20,407
Total assets at fair value	$1,457,862	$498,934	$4,803	$1,961,599

Investment Assets at Fair Value as of December 31, 2011

(in thousands)

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$271,836			$271,836
Balanced funds	191,071			191,071
Growth funds	568,015			568,015
Fixed income	175,137			175,137
Other funds	5,530			5,530
Total mutual funds	1,211,589			1,211,589

Common stocks:
Industrial	1,906			1,906
Telecommunications	847			847
Consumer	6,754			6,754
Financial institutions	2,742			2,742
Energy	4,889			4,889
Media	1,548			1,548
Pharmaceuticals	3,141			3,141
Technology	3,627			3,627
Other	1,050			1,050
Total common stocks	26,504			26,504

Bank collective funds:
Index funds		$134,975		134,975
U.S. government securities		45,790		45,790
Guaranteed investment contract		198,867		198,867

Wrapper contracts			$242	242
Total bank collective funds		379,632	242	379,874

Collective trust fund		25,515		25,515
Employer stock	65,611			65,611
Money market funds	43,928			43,928
Total assets at fair value	$1,347,632	$405,147	$242	$1,753,021

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock. Investments in the Fund are at the direction of the Plan participants. Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account. Effective as of December 28, 2012, the Plan was amended to provide that if a participant’s total investment in the Fund is greater than 25% of the participant’s total Plan account balance, the amount in excess of the limit must be transferred to a different investment option available under the Plan. If an affected participant did not make an alternative investment election, the amount in excess of the limit was transferred to the Plan’s default investment option. The same process will take place at the end of the 2013 and 2014 Plan years. The shares of Company common stock are traded in the open market.

The number of shares of the Company common stock in the Fund was 1,246,120 and 1,878,354 as of December 31, 2012 and 2011, respectively. The fair value of the Company common stock included in the Fund was approximately $51,016,000 and $65,611,000 at December 31, 2012 and 2011, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2012 and 2011 was 1,693,270 and 2,558,749, respectively, and the net unit value was $30.37 and $25.91, respectively, at these dates. The Fund is comprised primarily of Company common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

In January 2012, the Company approved the initiation of a quarterly cash dividend to Company shareholders. As a result, the Company determined that it was desirable to convert the Fund to an Employee Stock Ownership Plan component under the 401(k) Plan (the “ESOP”). The Company’s Compensation Committee approved the ESOP conversion in March 2012 and the Benefits Committee approved it in June 2012. Effective June 27, 2012, the Plan was amended to adopt the ESOP conversion. Under the terms of the ESOP, participants may elect to either receive any dividends in cash or reinvest the dividends into the Fund.

NOTE 5 - PARTICIPATION AND BENEFITS

Eligibility – Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant contributions – Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% pre-tax deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax or after-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – The Company makes matching contributions as required by the Plan document. In 2012 and 2011, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax or taxed compensation, and 50% of their salary deferral for the next 2% of their eligible pre-tax or taxed compensation. The Company matching contribution is deposited into the individual employee’s Plan account after the end of each pay period.

Both employee deferrals and Company contributions in 2012 and 2011 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company. No Company contributions have been made in the form of common stock of the Company in 2012 and 2011.

Vesting – Participants are 100% vested in their salary deferrals of eligible pre-taxed or taxed compensation, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts – Each participant’s account is credited with the participant’s salary deferrals of eligible pre-taxed or taxed compensation, Plan earnings or losses and an allocation of the Company’s matching contribution. Allocation of the Company’s matching contribution is based on participant salary deferrals of eligible pre-taxed or taxed compensation, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. Initial contributions for new hires are automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund until the participant makes a change to that investment election.

Payment of benefits – Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account, in the form of rollovers or payments in cash and Company stock. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participant – The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The notes receivable are secured by the participant’s balance. Such notes receivable bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, notes receivable are repaid semi-monthly via automatic payroll deduction. The Plan allows terminated participants to electronically continue to repay their notes receivable after termination of employment. The specific terms and conditions of such notes receivable are established by the Committee. Outstanding notes receivable at December 31, 2012 carry interest rates ranging from 3.75% to 9.25%.

NOTE 6 - MERGERS & TRANSFERS

On February 28, 2011, the Varian, Inc. Retirement Plan was merged into the Plan and assets totaling approximately $150 million were transferred from the Varian, Inc. Retirement Plan into the Plan.

NOTE 7 - INVESTMENTS

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2012		2011
Pyramid Intermediate Fixed Income Fund	$	*	$137,414
Pyramid Short Managed Maturing Fund		156,635	*
BlackRock ACWI Ex US Non-Lending Index		100,541	*
Fidelity Contrafund		210,060	196,331
Fidelity Magellan Fund		*	100,561
Fidelity Low-Priced Stock Funds		121,072	111,194
Harbor Capital Appreciation Fund		148,071	*
PIMCO Total Return Fund		201,482	175,137
Vanguard Institutional Index Plus Fund		228,222	195,582

*Less than 5% of the Plan’s net assets at year end

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2012	2011
Common stock	$15,289	$(11,881)
Bank collective funds	20,542	(1,395)
Collective trust funds	3,869	(1,314)
Mutual funds	142,790	(48,404)

	$182,490	$(62,994)

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,963,659	$1,757,066
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	12,181	8,811

Net assets available for benefits at fair value per the Form 5500	$1,975,840	$1,765,877

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2012:

Amount per
	the		Amount per
	financial	Adjustment to	the
	statements	fair value	Form 5500
Investment and other income	$227,266	$3,370	$230,636

NOTE 9 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2012

Totals that constitute nonexempt prohibited transactions
Corrected in
Participant			Contributions	accordance with
contributions		Contributions	pending	the principles of
transferred late	Contributions	corrected	correction	VFCP and PTE
to Plan	not corrected	outside VFCP	in VFCP	2002-51
$2,477		$2,477		$2,477

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,		Description of investment including maturity date,	Current
lessor or similar party		rate of interest, collateral, par or maturity value	value
	Stable Value Fund Holdings:
*	Money Market	Money market	$18,648,767

	Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	38,012,719
	Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	35,597,150
	Pyramid Short Managed Maturing Fund	Bank Collective Fund	156,635,528
	Total bank collective funds		230,245,397

	Jackson National Life Insurance	Wrapper Contracts	4,743,523
	Monumental Life Insurance Co	Wrapper Contracts	59,029
	Total investment contracts at fair value		4,802,552

	Total fair value of underlying assets of Stable Value Fund		253,696,716

	BlackRock US Debt Index Fund	Bank Collective Fund	77,459,122
	BlackRock ACWI Ex US Non-Lending Index	Bank Collective Fund	100,541,204
	State Street Global Advisors TIPS Fund	Bank Collective Fund	60,200,129
	Harbor Capital Appreciation Fund	Mutual Fund	148,070,673
	Templeton Foreign Fund A	Mutual Fund	81,722,224
	PIMCO Total Return Fund	Mutual Fund	201,481,621
	Domini Social Equity Fund	Mutual Fund	6,466,275
	Small Cap Core - Goldman Sachs	Mutual Fund	31,197,717
	Small Cap Core - Copper Rock Small Cap Growth	Collective Trust Fund	30,488,508
	Money Market	Money Market	47,213
*	Fidelity Institutional Money Market Fund	Money Market	797,227
*	Agilent Technologies, Inc. common stock	Common Stock	51,016,153
*	Fidelity Contrafund	Mutual Fund	210,059,506
*	Fidelity Low-Priced Stock Fund	Mutual Fund	121,071,830
	Vanguard Extended Market Index Fund	Mutual Fund	88,662,549
	Vanguard Institutional Index Plus Fund	Mutual Fund	228,222,370
	Vanguard Target Retirement Income Fund	Mutual Fund	10,534,968
	Vanguard Target Retirement 2010 Fund	Mutual Fund	16,594,586
	Vanguard Target Retirement 2015 Fund	Mutual Fund	34,427,692
	Vanguard Target Retirement 2020 Fund	Mutual Fund	49,506,375
	Vanguard Target Retirement 2025 Fund	Mutual Fund	45,046,674
	Vanguard Target Retirement 2030 Fund	Mutual Fund	27,589,501
	Vanguard Target Retirement 2035 Fund	Mutual Fund	22,517,931
	Vanguard Target Retirement 2040 Fund	Mutual Fund	18,774,586
	Vanguard Target Retirement 2045 Fund	Mutual Fund	8,364,980
	Vanguard Target Retirement 2050 Fund	Mutual Fund	5,362,760
	Vanguard Target Retirement 2055 Fund	Mutual Fund	1,072,373

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
AllianceBernstein US Value Equities Portfolio:
* Fidelity Institutional Money Market Fund	Money Market	913,472

Aetna Inc	Common Stock	209,507
Altria Group Inc	Common Stock	474,442
American Electric Power Co	Common Stock	122,705
Apple Inc	Common Stock	519,704
Applied Materials Inc	Common Stock	352,352
Astrazeneca Plc Spons Adr	Common Stock	456,155

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
AT&T Inc	Common Stock	364,068
Atmos Energy Corp	Common Stock	172,088
BB&T Corp	Common Stock	291,100
BP Plc Spon Adr	Common Stock	449,712
Bank of America Corp	Common Stock	566,080
Berkshire Hathaway CL B	Common Stock	98,670
Bunge Ltd	Common Stock	105,400
CA Inc	Common Stock	17,584
CenturyLink Inc	Common Stock	172,128
CF Industries Holdings Inc	Common Stock	36,569
Chevron Corp	Common Stock	529,886
Chubb Corp	Common Stock	88,501
Cimarex Energy Co	Common Stock	86,595
Cisco Systems Inc	Common Stock	508,935
CIT Group	Common Stock	479,136
Citigroup Inc	Common Stock	842,628
Coca Cola Co	Common Stock	108,750
Coca Cola Enterprises Inc	Common Stock	17,451
Comcast Corp CL A	Common Stock	534,534
Conagra Foods Inc	Common Stock	100,300
Covidien Plc	Common Stock	31,757
Cummins Inc	Common Stock	281,710
CVS Caremark Corp	Common Stock	212,740
Dell Inc	Common Stock	47,611
Delta Air Inc	Common Stock	255,205
Diamond Offshore Drilling	Common Stock	237,860
The Walt Disney Co	Common Stock	303,719
Discover Fin Svcs	Common Stock	373,935
DirectTV CL A	Common Stock	255,816
DTE Energy Co	Common Stock	21,017
Edison Intl	Common Stock	225,950
Exxon Mobil Corp	Common Stock	1,438,894
FedEx Corp	Common Stock	89,427
Fidelity Natl Finl Inc	Common Stock	186,045
Fifth Third Bancorp	Common Stock	45,570
Flowserve Corp	Common Stock	264,240
Ford Motor Co	Common Stock	378,140

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Gamestop Corp	Common Stock	238,355
Gannett Inc	Common Stock	248,538
General Dynamics Corp	Common Stock	200,883
General Electric Co	Common Stock	726,254
Great Plains Energy Inc	Common Stock	144,201
Harris Corp	Common Stock	156,672
Health Net Inc	Common Stock	136,080
Helmerich & Payne Inc	Common Stock	308,055
Hewlett-Packard Co	Common Stock	521,550
Home Depot Inc	Common Stock	216,475
Intl Bus Mach Corp	Common Stock	181,972
Johnson & Johnson	Common Stock	504,720
JPMorgan Chase & Co	Common Stock	373,745
Key Corp	Common Stock	16,840
Kimberly Clark Corp	Common Stock	46,437
Kroger Co	Common Stock	499,584
Lear Corp New	Common Stock	252,936
Lorillard Inc	Common Stock	338,343
Lowes Cos Inc	Common Stock	277,056
LyondellBasell Inds Class	Common Stock	388,212
Macys Inc	Common Stock	358,984
Marathon Oil Corp	Common Stock	68,985
McDonalds Corp	Common Stock	44,105
McGraw-Hill Co	Common Stock	333,487
McKesson Corp	Common Stock	31,512
Metronic Inc	Common Stock	270,732
Merck & Co Inc New	Common Stock	393,024
MGM Resorts International	Common Stock	357,348
MetLife Inc.	Common Stock	95,526
Micron Technology Inc	Common Stock	234,950
Microsoft Corp	Common Stock	326,106
Motorola Solutions Inc	Common Stock	19,488

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
News Corp Ltd CL A	Common Stock	284,771
Nike Inc	Common Stock	38,700
Northrop Grumman Corp	Common Stock	57,443
NV Energy Inc	Common Stock	255,774
Oracle Corp	Common Stock	226,576
Parker Hannifin Corp	Common Stock	57,416
Partnerre Ltd	Common Stock	233,421
Pepsico Inc	Common Stock	123,174
Pfizer Inc	Common Stock	1,063,392
Philip Morris Intl Inc	Common Stock	271,830
PNC Fin Services Group	Common Stock	34,986
PPG Industries Inc	Common Stock	128,583
PPL Corp	Common Stock	20,041
Procter & Gamble Co	Common Stock	449,771
Pulte Group Inc	Common Stock	308,720
Regions Financial Corp	Common Stock	21,360
Reinsurance Group of America	Common Stock	144,504
Reynolds American Inc	Common Stock	19,679
Roche Holding Ltd Spon Adr	Common Stock	161,600
Royal Dutch Shell Sp	Common Stock	220,640
Sempra Energy	Common Stock	19,509
State Street Corp	Common Stock	230,349
Suntrust Banks Inc	Common Stock	49,613
Symantec Corp	Common Stock	192,803
Target Corp	Common Stock	53,253
TJX Companies Inc	Common Stock	348,090
Time Warner Cable	Common Stock	354,744
Timken Co	Common Stock	162,622
Torch Mark Corp	Common Stock	82,672
Travelers Companies Inc	Common Stock	93,366
TRW Automotive Hldgs Corp	Common Stock	192,996
Tyson Foods Inc	Common Stock	353,080
US Bancorp Del	Common Stock	335,370
Union Pacific Corp	Common Stock	150,864
United Technologies Corp	Common Stock	82,010

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Valero Energy Corp	Common Stock	73,358
Validus Holding	Common Stock	82,992
Vertex Pharmaceuticals Inc	Common Stock	155,178
Viacom Inc CL B	Common Stock	406,098
Visa Inc	Common Stock	90,948
Wellpoint Inc	Common Stock	520,866
Wells Fargo & Co	Common Stock	854,500

Total fair value of common stock		29,692,218

Total fair value of underlying assets of AllianceBernstein
US Value Equities		30,605,690

* Notes receivable from participants	Interest rates ranging from 3.75% to 9.25%	15,308,011

	Total	$1,976,907,164

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 24, 2013	By:	/s/ NEIL P. DOUGHERTY
Neil P. Dougherty
Vice President, Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Moss Adams LLP
23.2	Consent of Mohler, Nixon & Williams Accountancy Corporation